                                                            EXHIBIT 27


GENRAD, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
FIVE YEAR SUMMARY
- - - -------------------------------------

(Dollar amounts in thousands, except per share amounts)
- - - --------------------------------------------------------------------------------------------
                                              1993      1992      1991      1990      1989
- - - --------------------------------------------------------------------------------------------
OPERATIONS:
Net sales and service revenues.........     $158,704  $142,609  $156,391  $179,349  $188,906
Gross margin...........................       66,653    63,696    69,252    82,058    96,393

Loss before extraordinary gain.........     $(43,797) $ (7,406) $(39,081) $(26,197) $ (6,090)
Extraordinary gain.....................           --        --        --     5,083       --
- - - --------------------------------------------------------------------------------------------
Net loss...............................     $(43,797) $ (7,406) $(39,081) $(21,114) $ (6,090)
                                            ================================================
Per share amounts:
Loss before extraordinary gain.........     $  (2.42) $   (.42) $  (2.22) $  (1.51) $   (.36)
Extraordinary gain.....................          --         --        --       .29        --
- - - --------------------------------------------------------------------------------------------
Net loss...............................     $  (2.42) $   (.42) $  (2.22) $  (1.22) $   (.36)
                                            ================================================
Balance sheet:
Current ratio..........................          1.2       1.8       1.7       2.3       2.5
Inventories............................       13,305    15,519    19,213    32,161    37,922
Total assets...........................       77,116   100,151   117,024   150,463   180,107
Long-term debt.........................       48,851    48,785    48,719    48,653    55,874
Stockholders' equity (deficit).........      (45,287)   (5,280)    3,547    42,375    60,946

Other data:
Number of employees*...................        1,184     1,363     1,370     1,661     1,869
Average common shares (in thousands)...       18,132    17,798    17,642    17,391    17,046

*Includes contract employees

GENRAD, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND OPERATING RESULTS
- - - ----------------------------------------------

Operating results - 1993 vs. 1992:

Orders for the Company's products and services were $144 million in 1993 as compared to $155 million in 1992. The 1992 amount reflects the initial orders for the Company's FDS 2000 automotive electronics diagnostic system from Ford of Europe as well as the initial order from the U.S. Marine Corps in the amount of $14.2 million for specialty board test products. Orders for 1993 and for 1992 included $12 million and $22 million, respectively, related to discontinued product lines. Without the preceding, orders in 1993 increased for in-circuit testers, including the current GR228X combinational testers and automotive test products.

The Company's sales increased by $16 million or 11% in 1993 to $159 million from $143 million in 1992. The increase resulted in part from greater shipments to Ford of Europe during 1993 under the terms of a contract in which shipments initiated in November 1992 and from revenues under the U.S. Marine Corps contract which were $12.8 million in 1993 and $1.3 million in 1992. In addition, revenues from the Company's core board-test business also increased during 1993 in relation to 1992. Partially offsetting the above revenue increases was a decline in revenues from discontinued products which amounted to $12 million in 1993 and $22 million in 1992 and from a decline in service revenues of approximately 12% during 1993. The decline in service revenues is the result of a reduction in the active installed base due to lower unit shipments in recent years and from a general reduction in service requirements by many customers.

Sales to the international market accounted for 56% of sales for 1993, as compared to 58% in 1992.

Backlog at the end of 1993 was $23 million as compared to $35 million at the end of 1992. Backlog relating to the U.S. Marine Corps order as of the end of 1993 totaled $2.4 million compared to $12.6 million at the end of 1992. Backlog for 1993 excluded orders related to discontinued products. Backlog for 1992 included $3.5 million of orders related to discontinued products.

Gross margin as a percent of sales decreased to 42% for 1993 from 45% in 1992. Gross margin has continued to be adversely impacted by competitive pricing pressures and generally lower margins on sales to automotive and government customers, which in 1993 represented an increased portion of the Company's revenues in relation to prior periods. Service gross margins as a percent of sales decreased slightly mainly as a result of the decline in revenues.

Selling, general and administrative expenses increased for 1993 due to increased incentive costs in support of higher sales volume, a $1.6 million charge in the second quarter of 1993 for severance and related costs associated with the realignment of certain members of senior corporate and international management and compensation related to employee stock options. As a percentage of sales, these expenses were 31% in 1993 and 33% in 1992. Research and development expenses declined in 1993 in comparison to 1992 by $4.9 million as a result of the previous restructuring which began in 1991, from direct absorbtion of certain expenses into product costs related to the U.S. Marine Corps contract and a reduction in the number of engineers. Research and development expenses declined as a percentage of sales, reflecting higher sales volume and a decrease in expenses.

The Company is in the process of realigning its operations and expense base on a worldwide basis. As a result, a restructuring charge of $36.8 million was required in 1993. The restructuring charge included severance of $6.5 million, asset write-offs of $12.3 million, excess facilities reserves of $12.5 million, $3.2 million for discontinued product lines and $2.3 million for other items. A 12% company-wide reduction in force was recognized beginning in the fourth quarter of 1993 and is expected to result in cash outflows for severance pay of approximately $1.3 million in 1993, $4.5 million in 1994 and $.7 million thereafter. Asset write-offs of $12.3 million relating principally to building and leasehold improvements of vacated and excess space had no cash flow effect and will result in estimated annual depreciation savings of $1.4 million in 1994. Excess facilities reserves relate primarily to lease losses for vacated domestic and European facilities. Cash outflows related to excess facilities are estimated at $.4 million in 1993, $2.2 million in 1994 and $9.7 million thereafter. As the Company continues to restructure current leasing arrangements, the utilization of the excess facilities reserves and related cash flows may change. $3.2 million related to discontinued product lines consists primarily of non-cash write-offs resulting from the sale or discontinuance of certain product lines which are expected to be disposed of by the end of 1994.

Unusual charges of $5 million were recognized in 1993 as a result of the accelerated recognition of compensation expense associated with previously granted stock options and stock awards, and from the establishment of patent litigation reserves.

Interest income decreased in 1993 in relation to 1992 as a result of an overall reduction in cash balances available for investing and a general decline in interest rates. During the same periods, interest expense decreased due to lower short-term borrowings and lower interest rates. Other net in

GENRAD, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND OPERATING RESULTS (CONTINUED)
- - - ------------------------------------------------------

1992 included the following non-operating items: the receipt of a customs rebate, royalty income and a payment on the sale of a product line.

The 1993 tax benefit results from tax refunds from net operating loss carryback claims, net of foreign and state income taxes. For tax purposes, the Company has a $155 million net operating loss carryforward and investment and research tax credit carryforwards totaling $9.7 million available to reduce United States federal income taxes.

In December 1990, the Financial Accounting Standards Board issued Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement requires employers to accrue the cost of postretirement benefits during the years that the employee renders the service and was effective for fiscal year 1993. The Company adopted this statement in 1993, and it will recognize the unrecognized transition obligation of approximately $11 million on the delayed recognition method over a period of 20 years. A curtailment loss of $1.1 million due to work force reductions was recorded in 1993. The Company's postretirement benefit plans have been modified and include a limit on the cost of the Company's contribution for all retirees and increased contributions by future retirees.

In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes". The Company was required to adopt the statement in 1993. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

OPERATING RESULTS - 1992 VS. 1991:

Since 1985, the Automatic Test Equipment (ATE) market has been declining, notwithstanding periodic minor upturns in certain years. Orders for the Company's ATE remained weak in 1992 and 1991 due primarily to the continued
U.S. economic downturn and weak U.S. computer market. Additionally, since the second half of 1991, the Company experienced a similar weakening in the European markets. As a result of the weak market for ATE, a trend towards lower priced systems, competitive discounting and the substitution of used equipment for new equipment, sales and service revenues for 1992 decreased 9% from 1991. Sales of board-test-systems, structural test and design automation products decreased while automotive test products increased. Service revenues were stable.

The decline in business activity impacted the Company's international markets to a great extent and resulted in a decrease in sales to $83 million including Ford of Europe, as compared to $86 million for 1991. Backlog increased from $23 million at year-end 1991 to $35 million in 1992 due primarily to substantial orders from the U.S. Marine Corps (board-test-system products) and Ford of Europe (automotive test products).

The revenue recorded for the U.S. Marine Corps contract was $1.3 million and the Company commenced shipments under the Ford of Europe contract in 1992.

Gross margin as a percent of sales increased from 44% in 1991 to 45% in 1992. Gross margin continued to be adversely impacted from spreading certain fixed manufacturing costs over reduced production volumes, competitive pricing pressures and lower margins on lower priced systems. In addition, and as part of the 1991 restructuring program (described below), the Company has been reducing the levels of demonstration units in support of current business levels. These units were sold at higher than normal discount levels. Service gross margin increased primarily due to the centralization of the service function in 1992 and write-off of service parts in 1991.

During the third quarter of 1991, the Company developed and began the implementation of a worldwide restructuring program. The 1992 results from operations reflect benefits of a reduction in employment levels of approximately 25% since the program's inception, and the related impact on all expense levels.

Primarily as a result of this program and asset write-off and facility accruals in 1991 of $3.3 million, selling, general and administrative expenses declined by $13.9 million in 1992 in relation to 1991. As a percentage of sales, these expenses decreased to 33% in 1992 from 39% in 1991. Research and development expenses declined during the period by $3.9 million. As a percentage of sales, research and development expenses decreased from 15% to 14% for the period. The Company continues to invest in support of existing products and in the development of new products.

Interest expense (net) decreased slightly in 1992 as compared to 1991. The benefits of reduced borrowing levels in the 1992 period in relation to 1991 were partially offset by European market interest rate increases in 1992. Other-net increased from an expense in 1991 of $.8 million to income of $.2 million in 1992 due to the receipt of a customs rebate, increase in sub-lease income, reduction in foreign exchange losses, and the income recognized on the Precision Products Line sale (discussed below).

On March 30, 1991, the Company sold to QuadTech, Inc. its Precision Products Line for $6,235,000; $3,400,000 paid at the closing, and the balance payable in sixteen quarterly installments commencing June 28, 1991. The Company

GENRAD, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND OPERATING RESULTS (CONTINUED)
- - - ------------------------------------------------------

received deferred purchase price installments through March 31, 1992 of $580,000. The Company and QuadTech, Inc. reached a settlement with respect to the remaining installments and the Company received $.5 million in settlement for all outstanding installments in 1992.

The 1992 tax benefit of $314,000 results from the reversal of foreign tax reserves no longer needed and tax refunds from net operating loss carryback claims in certain foreign countries. The provision for taxes in 1991 represents primarily foreign and state income taxes. For tax purposes the Company has a $142 million tax loss carryforward and a $9.7 million investment and research tax credit carryforward available to reduce United States federal income taxes.

LIQUIDITY AND CAPITAL RESOURCES:

Cash and equivalents decreased $0.2 million in 1993. Operating activities provided $5.0 million in cash.

The primary additions to property, plant and equipment in 1993 were for equipment used in research and development and manufacturing. Capital expenditure commitments were not significant at 1993 year-end. Planned capital expenditures for 1994 consist of approximately $4.7 million, primarily for equipment to be used in research and development and manufacturing.

The Company is a party to long-term leases related to a product line discontinued in 1987 and other office closings provided for in the Company's 1993 and prior restructurings. The Company is projecting that cash of approximately $6.5 million will be used in 1994 to fund these arrangements. Such amounts do not include any benefit or additional cash outlays that may result from surrendering or sub-leasing any of the facilities since it is uncertain as to whether any such arrangements can be consummated during 1994. Additionally, the Company projects that $8.3 million is expected to be used in 1994 to fund severance, patent infringement litigation and other items provided in restructuring and other unusual charges.

The Company's primary source of liquidity is internally generated funds. The Company also has existing available secured lines of credit of up to $15.7 million of which $3.5 million was outstanding at the end of 1993. The total available borrowings consist of a $12 million U.S. credit facility entered into in June 1992 which expires January 1, 1995, and $3.7 million in a U.K. credit facility. At January 1, 1994, the Company had an available borrowing capacity of $9.8 million under the U.S. credit facility. Borrowings under the U.S. credit facility are secured by all of the Company's domestic assets and are subject to compliance tests and restrictions. Additionally, the borrowings under the U.K. credit facility are secured by all of the Company's U.K. assets and are payable on demand.

The Company's ability to fund its working capital and capital expenditure requirements, make interest payments on its convertible debentures and other borrowings and meet its other cash obligations including those arising from its recent restructurings will depend, among other things, on the continued availability of its credit lines. Management believes that internally generated funds and its available credit lines will provide the Company with sufficient sources of funds to satisfy its anticipated requirements in 1994. However, if revenues or margins decrease significantly, thereby reducing internally generated funds, the Company may require significant funds from outside financing sources. In such event, there can be no assurance that the Company would be able to obtain such funding as and when required or on acceptable terms.

The terms of the Debenture require the Company to make annual sinking fund payments of $2.875 million starting in May 1995. As a result of the Company having repurchased $7.5 million of the Debentures during 1990, the Company may use the previous repurchase in lieu of sinking fund payments and defer the initiation of such payments until 1997.

It is the intention of the Company to reinvest unremitted earnings of foreign subsidiaries outside the United States. Accordingly, federal income taxes have not been provided and foreign withholding taxes would be due upon remittance. There are no restrictions on the payment of inter-company accounts.

        Inflation during the years presented did not have any significant effects on the operations of the Company. Due to the current market environment, certain products have been repositioned in the market with product changes and various price changes, both upward and downward. The Company attempts to mitigate inflationary cost increases by continued improvements in manufacturing efficiency achieved through the use of improved methods and technology.

GENRAD, INC. AND SUBSIDIARIES
MANAGEMENT REPORT
- - - -----------------------------

The accompanying consolidated financial statements and related information included in the Annual Report are the responsibility of management. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances, based on management's best estimates and judgments.

Management believes that the Company's internal control systems provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and expected benefits of these control systems.

The current financial statements have been audited by Arthur Andersen & Co., the Company's independent public accountants whose audit report appears on page
20. Their audit included a review of the system of internal controls to the extent considered necessary by them to determine the audit procedures required to support their opinion.

The Board of Directors, through its Audit Committee consisting solely of outside directors of the Company, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. Arthur Andersen & Co. has full and free access to the Audit Committee, and meets with the Committee, with and without the presence of management.


/s/ROBERT C. ALDWORTH

Robert C. Aldworth
Vice President,
Chief Financial Officer and Secretary

GENRAD, INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - - ----------------------------------------

STOCKHOLDERS AND BOARD OF DIRECTORS
GENRAD, INC.

We have audited the accompanying consolidated balance sheets of GenRad,Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GenRad, Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 1994 in conformity with generally accepted accounting principles.

As described in the Retirement Benefits Note to the Consolidated Financial Statements, effective January 3, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.


/s/ARTHUR ANDERSEN & CO.

Boston, Massachusetts
February 4, 1994

GENRAD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
- - - ------------------------------------

Years ended January 1, 1994, January 2, 1993 and December 28, 1991
(In thousands, except per share amounts)
- - - --------------------------------------------------------------------------------
                                                      1993      1992      1991
- - - --------------------------------------------------------------------------------
Revenues:
  Sales of products................................ $127,416  $107,133  $120,815
  Sales of services................................   31,288    35,476    35,576
- - - --------------------------------------------------------------------------------
                                                     158,704   142,609   156,391
- - - --------------------------------------------------------------------------------

Costs and expenses:
  Cost of products sold............................   75,314    60,183    65,339
  Cost of services sold............................   16,737    18,730    21,800
- - - --------------------------------------------------------------------------------
                                                      92,051    78,913    87,139

  Selling, general and administrative..............   49,023    47,362    61,304
  Research and development.........................   15,342    20,278    24,210
  Reorganization and unusual charges...............   41,831        --    17,908
- - - --------------------------------------------------------------------------------
                                                     198,247   146,553   190,561
- - - --------------------------------------------------------------------------------
Operating loss.....................................  (39,543)   (3,944)  (34,170)
- - - --------------------------------------------------------------------------------

Other income (expense):
  Interest income..................................      258       582       757
  Interest expense.................................   (4,234)   (4,558)   (4,783)
  Other, net.......................................     (307)      200      (810)
- - - --------------------------------------------------------------------------------
                                                      (4,283)   (3,776)   (4,836)
- - - --------------------------------------------------------------------------------

Loss before income taxes...........................  (43,826)   (7,720)  (39,006)
Income tax provision (benefit).....................      (29)     (314)       75
- - - --------------------------------------------------------------------------------
Net loss........................................... $(43,797)  $(7,406) $(39,081)
                                                    ============================
Net loss per share................................. $  (2.42)  $  (.42) $  (2.22)
                                                    ============================

The accompanying notes are an integral part of these Consolidated Financial
Statements.


GENRAD, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
- - - -----------------------------

January 1, 1994 and January 2, 1993
(In thousands)
- - - ------------------------------------------------------------------------------------------------
                                                                           1993           1992
- - - ------------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and equivalents.............................................     $   8,418       $  8,621
  Accounts receivable, less allowances of $1,462 and $1,251........        30,994         33,568
  Inventories......................................................        13,305         15,519
  Other current assets.............................................         2,846          5,671
- - - ------------------------------------------------------------------------------------------------
     Total current assets..........................................        55,563         63,379
- - - ------------------------------------------------------------------------------------------------
Property, plant and equipment, net................................         16,073         34,709
Other assets......................................................          1,380          2,063
Assets held for sale..............................................          4,100            --
- - - ------------------------------------------------------------------------------------------------
                                                                        $  77,116       $100,151
                                                                        ========================
Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
  Notes payable to banks............................................    $   3,475       $  4,713
  Trade accounts payable............................................        5,437          8,681
  Accrued liabilities...............................................       27,330         16,078
  Accrued compensation and employee benefits .......................       10,134          6,696
- - - ------------------------------------------------------------------------------------------------
       Total current liabilities....................................       46,376         36,168
- - - ------------------------------------------------------------------------------------------------

Long-term Liabilities:
  Long-term debt....................................................       48,851         48,785
  Accrued pensions and benefits.....................................       12,985         11,851
  Future lease costs of unused facilities...........................       12,682          8,126
  Other long-term liabilities.......................................        1,509            501
- - - ------------------------------------------------------------------------------------------------
     Total long-term liabilities....................................       76,027         69,263
- - - ------------------------------------------------------------------------------------------------


Stockholders' Equity (Deficit):
  Common stock, $1 par value-authorized 60,000,000 shares;
    issued and outstanding 18,530,000 and 17,843,000.................      18,530         17,843
  Additional paid-in capital.........................................     105,177        101,897
  Accumulated deficit................................................    (166,492)      (122,695)
  Cumulative foreign currency translation loss.......................      (2,502)        (2,325)
- - - ------------------------------------------------------------------------------------------------
    Total stockholders' equity (deficit).............................     (45,287)        (5,280)
- - - ------------------------------------------------------------------------------------------------
                                                                         $ 77,116       $100,151
                                                                        ========================

The accompanying notes are an integral part of these Consolidated Financial Statements.


GENRAD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
- - - --------------------------------------------------------


Years ended January 1, 1994, January 2, 1993 and December 28, 1991
(In thousands)
- - - ------------------------------------------------------------------------------------------------------------------
                                                                                                        Total
                                           Common                                  Cumulative           Stock-
                                           Stock,   Additional                       Foreign           holders'
                                           $1 par     Paid-In      Accumulated       Currency           Equity
                                           value      Capital        Deficit     Translation Loss      (Deficit)
- - - ------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1990...........   $17,537    $101,157       $ (76,208)       $ (111)            $42,375
Net loss...............................        --          --         (39,081)           --             (39,081)
Translation adjustment.................        --          --              --          (247)               (247)
Cash proceeds from stock issued under..
    Employee Stock Plans...............       235         265              --            --                 500
- - - ------------------------------------------------------------------------------------------------------------------

Balance at December 28, 1991...........    17,772     101,422        (115,289)         (358)              3,547
Net loss...............................        --          --          (7,406)           --              (7,406)
Translation adjustment.................        --          --              --        (1,967)             (1,967)
Cash proceeds from stock issued under
    Employee Stock Plans...............        71         475              --            --                 546
- - - ------------------------------------------------------------------------------------------------------------------

Balance at January 2, 1993.............    17,843     101,897        (122,695)       (2,325)             (5,280)
Net loss...............................        --          --         (43,797)           --             (43,797)
Translation adjustment.................        --          --              --          (177)               (177)
Cash proceeds from stock issued under
    Employee Stock Plans...............       458         728              --            --               1,186
Stock option and Restricted
  Stock awards ........................       229       2,552              --            --               2,781
- - - ------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1994 ............   $18,530    $105,177       $(166,492)      $(2,502)           $(45,287)
                                          =====================================================================

The accompanying notes are an integral part of these Consolidated Financial Statements.

GENRAD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
- - - ------------------------------------

Years ended January 1, 1994, January 2, 1993 and December 28, 1991
(In thousands)
- - - -----------------------------------------------------------------------------------------------------------------
                                                                                      1993      1992      1991
- - - -----------------------------------------------------------------------------------------------------------------
Operating activities:
  Net loss........................................................................   $(43,797) $(7,406)  $(39,081)
  Adjustments to reconcile net loss to net cash provided
  (used) by operating activities:
    Depreciation and amortization.................................................      9,714   11,715     12,195
    Loss on sales, write-off and write-down of property, plant, and equipment ....     11,413      779      6,981
    Provision for losses on accounts receivable...................................        340      458        227
    Provision for deferred income taxes...........................................          8      (80)      (462)
    Provision for stock option and award compensation expense.....................      2,781      444         60
    Provision (payment) for lease costs of excess facilities, net ................      8,174   (2,691)     5,678
    Gain on sale of product line..................................................         --     (645)      (437)
    Increase (decrease) resulting from changes in
    operating assets and liabilities:
       Accounts receivable........................................................      1,226   (7,020)     9,469
       Inventories................................................................      1,116    2,728      9,764
       Prepaid expenses...........................................................      2,712   (1,323)       448
       Trade accounts payable.....................................................     (3,135)   2,775     (2,140)
       Accrued liabilities........................................................      7,983   (1,479)     4,538
       Accrued compensation and employee benefits.................................      5,094   (3,691)     2,564
       Other, net.................................................................      1,412     (276)    (2,687)
- - - -----------------------------------------------------------------------------------------------------------------
          Net cash provided (used) by operating activities                              5,041   (5,712)     7,117
- - - -----------------------------------------------------------------------------------------------------------------


Investing activities:
  Purchases of property, plant and equipment......................................     (5,917)  (5,020)    (6,080)
  Proceeds from sale of property, plant and equipment.............................        211      475        601
  Sale of product line............................................................         --      645      3,835
- - - -----------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities.....................................     (5,706)  (3,900)    (1,644)
- - - -----------------------------------------------------------------------------------------------------------------

Financing activities:
  Net change in notes payable.....................................................     (1,028)   1,455     (4,240)
  Proceeds from employee stock plans..............................................      1,186      546        500
- - - -----------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by financing activities .........................        158    2,001     (3,740)
- - - -----------------------------------------------------------------------------------------------------------------

Effects of exchange rates on cash.................................................        304      722        883
- - - -----------------------------------------------------------------------------------------------------------------


Increase (decrease) in cash and equivalents.......................................       (203)  (6,889)     2,616
- - - -----------------------------------------------------------------------------------------------------------------


Cash and equivalents at beginning of year.........................................      8,621   15,510     12,894
- - - -----------------------------------------------------------------------------------------------------------------

Cash and equivalents at end of year...............................................   $  8,418  $ 8,621    $15,510
                                                                                     ============================

The accompanying notes are an integral part of these Consolidated Financial Statements.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - - ------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company transactions and balances have been eliminated.

CASH AND EQUIVALENTS: All highly liquid investments with a maturity of three months or less when purchased are classified as cash equivalents.

INVENTORY VALUATION: Inventories include material, labor and overhead and are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT: These assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets (buildings and improvements -10 to 40 years, machinery and equipment -3 to 8 years and service parts -7 years).

INTANGIBLE ASSETS: The cost of patents and trademarks is amortized on a straight-line basis over their estimated useful lives.

INCOME TAXES: Effective January 3, 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement determines deferred taxes based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the currently enacted tax laws. Prior to the implementation of this statement, the Company accounted for income taxes under SFAS No. 96. The change did not have a material impact on the financial statements.

LOSS PER SHARE: Net loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the periods. Such shares are as follows: 18,132,000 in 1993, 17,798,000 in 1992 and 17,642,000 in 1991.

FOREIGN CURRENCY TRANSLATION: All balance sheet accounts of foreign subsidiaries are translated at the current exchange rates and statement of operations items are translated at the average exchange rates during the year. Resulting translation adjustments are made directly to a separate component of stockholders' equity (deficit).

The effect of foreign currency transaction gains and losses included in the determination of 1993, 1992 and 1991 results of operations was not material.

FOREIGN EXCHANGE CONTRACTS: The Company enters into foreign exchange contracts as a hedge against certain foreign currency transactions. Market value gains and losses are recognized and the resulting gain or loss offsets foreign exchange gains or losses on those transactions.

FISCAL YEAR: The Company's fiscal year ends on the Saturday nearest December 3l. Fiscal years 1993 and 1991 include 52 weeks and fiscal year 1992 includes 53 weeks.

RECLASSIFICATIONS: Certain reclassifications have been made to the 1992 and
1991 financial statements to conform to the 1993 classification.
- - - ------------------------------------------------------------------------------

PROVISIONS FOR RESTRUCTURING AND UNUSUAL CHARGES

In 1993, the Company provided $41,831,000 for a world-wide restructuring program and other unusual charges. These charges included $12,460,000 for excess facilities, $6,572,000 for severance, $3,232,000 for discontinued products, $12,375,000 for asset write-offs, $1,983,000 for the compensation associated with the acceleration of stock options and $5,209,000 for patent litigation reserves, consulting fees and miscellaneous other items.

In 1991, the Company provided $17,908,000 for a world-wide restructuring program and write-offs. These charges included $4,881,000 for severance, $3,839,000 for inventory and equipment write-offs, and $1,188,000 for excess facilities. In addition, and as part of the restructuring charge, $8,000,000 was added to the reserve for the Milipitas, California excess facility lease.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - ------------------------------------------------------

Inventories
(In thousands)
- - - --------------------------------------------------------------------------------
                                                                  1993      1992
- - - --------------------------------------------------------------------------------
Raw materials..............................................     $ 6,480  $ 6,998
Work in process............................................       3,068    2,710
Finished goods.............................................       3,757    5,811
- - - --------------------------------------------------------------------------------
                                                                $13,305  $15,519
                                                                ================


Property, Plant and Equipment
(In thousands)
- - - --------------------------------------------------------------------------------
                                                                1993        1992
- - - --------------------------------------------------------------------------------
Land ....................................................... $    512   $  1,414
Buildings...................................................   25,591     46,638
Machinery and equipment.....................................   67,896     75,390
Service parts...............................................   16,640     17,182
- - - --------------------------------------------------------------------------------
                                                              110,639    140,624
Less: Accumulated depreciation..... ........................   94,566    105,915
- - - --------------------------------------------------------------------------------
                                                             $ 16,073   $ 34,709
                                                             ===================

Accrued Liabilities
(In thousands)
- - - --------------------------------------------------------------------------------
                                                                1993        1992
- - - --------------------------------------------------------------------------------
Lease costs of unused facilities...........................   $ 6,472    $ 2,854
Customer prepayments.......................................     5,098      4,744
Warranty and installation..................................     2,849      1,391
Other accrued liabilities..................................    12,911      7,089
- - - --------------------------------------------------------------------------------
                                                              $27,330    $16,078
                                                              ==================

Accrued Pensions and Benefits
(In thousands)
- - - --------------------------------------------------------------------------------
                                                                1993        1992
- - - --------------------------------------------------------------------------------
Accrued U.S. pension cost...................................  $ 7,533    $ 8,042
Accrued Foreign pension cost................................    3,818      3,809
Postretirement health care and life insurance benefits......    1,634        --
- - - --------------------------------------------------------------------------------
                                                              $12,985    $11,851
                                                              ==================

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - ------------------------------------------------------

Debt
(In thousands)
- - - --------------------------------------------------------------------------------
                                                                  1993      1992
- - - --------------------------------------------------------------------------------
7 1/4% Convertible Subordinated Debentures, due 2011...........$48,851   $48,785

In May 1986, the Company issued $57,500,000 principal amount of 7 1/4% Convertible Subordinated Debentures. The Debentures are convertible at the option of the holder into Common Stock of the Company at $14 3/8 per share. The Debentures are subject to redemption at par through the operation of a mandatory sinking fund beginning May 1, 1995, which is calculated to retire 75% of the Debentures prior to maturity. The Debentures are unsecured and subordinated to senior indebtedness of the Company. Interest is payable May 1 and November 1. The unamortized original issue discount was $1,149,000 at January 1, 1994 and $1,215,000 at January 2, 1993. In 1990, the Company retired early $7,500,000 principal amount of the Debentures. The payment of dividends and the repurchase of Common Stock of the Company is restricted by the indenture agreement.

In June 1992, the Company entered into a secured Revolving Credit Agreement which provides for eligible borrowings of up to $12 million at prime lending rates (6% at January 1, 1994) plus 3 1/2% or 9%, whichever is greater. This agreement has been extended to January 1, 1995, at which time outstanding borrowings will be due and payable unless the agreement is renewed. Eligible borrowings under the agreement are based upon accounts receivable and other assets and determined according to a formula. At January 1, 1994, $9.8 million was available under the formula. The borrowings under the credit facility are secured by all of the Company's domestic assets and are subject to compliance tests and restrictions. At year-end, the Company had no borrowings outstanding under this agreement.

The Company has a line of credit of $3,700,000 with a U.K. bank. At January 1, 1994, the Company had international borrowings of $3,475,000 which were due on demand and secured by the U.K. assets of the Company and classified as notes payable to banks.

Interest paid amounted to $4,264,000 in 1993, $4,493,000 in 1992 and $4,788,000
in 1991.

The terms of the Debenture require the Company to make annual sinking fund payments of $2,875,000 starting in May 1995. As a result of the Company having repurchased $7,500,000 of the Debentures during 1990, the Company may use the previous repurchase in lieu of sinking fund payments and defer the initiation of such payments until 1997.

Management believes that internally generated funds and its available credit lines will provide the Company with sufficient sources of funds to satisy its anticipated requirements in 1994.

At January 1, 1994, the Company had contracts maturing through May 19, 1994 to sell $8,464,295, net, of foreign currency (sell 17,645,000 French francs, 2,891,000 British pounds, 2,061,009,000 Italian lira; purchase 217,000 Swiss francs) at various rates.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - ------------------------------------------------------

STOCK PLANS
STOCK OPTION PLANS: The Company has three stock option plans; a 1982 plan of 2,700,000 shares (terminated in 1991), a 1991 plan of 2,500,000 shares, under which key employees are participants and a 1991 plan of 100,000 shares under which directors participate.

In general, shares granted under these plans are exercisable in installments. Shares issued under each plan may be either non-qualified stock options or incentive stock options. No accounting recognition is given to stock options with exercise prices equal to fair market value on the grant date until the options are exercised, at which time the proceeds are credited to the stockholders' equity accounts. For options with an exercise price less than fair market value on the grant date, the difference between the fair market value and the option price is charged to compensation expense and credited to the stockholders' equity accounts over the period the options vest.

In 1993, the Company charged $2,781,000 to compensation expense for stock options and restricted stock awards, of which $1,983,000 is included in unusual charges since it relates to the acceleration of vesting of certain options and awards voted by the Compensation Committee of the Board of Directors during the year. Compensation amounts in 1992 and 1991 were immaterial.

Stock option activity is summarized below (thousands of shares):
- - - ---------------------------------------------------------------------------------------------------------------------
                                                    1993                     1992                  1991
- - - ---------------------------------------------------------------------------------------------------------------------
                                              Total      Average        Total    Average       Total     Average
                                              Shares     Option Price   Shares   Option Price  Shares    Option Price
- - - ---------------------------------------------------------------------------------------------------------------------
Options:
Outstanding at beginning of year............  1,710      $2.31         2,017     $3.25         1,880       $6.80
Granted.....................................  1,065       2.13           316       .24           664        2.08
Exercised...................................   (469)      2.32           (71)     2.84           (85)       3.50
Cancelled...................................   (235)      2.83          (552)     3.56          (442)       7.55
                                              -----                    -----                   -----
Outstanding at end of year..................  2,071       2.41         1,710      2.31         2,017        3.25
                                              =====                    =====                   =====
Options exercisable.........................  1,522                      845                     704
                                              =====                    =====                   =====
Shares reserved for future grants...........  1,032                      565                     896
                                              =====                    =====                   =====


In 1991, the Company allowed eligible employees to substitute existing options granted under the 1982 Option Plan for new options at $3.50 per share which was the market price at the time of repricing. The option agreements for the new options are substantially the same as the existing options except for the exercise prices and the vesting schedule. After the waiting period which ended in July 1991, they are subject to the same exercise schedule that existed prior to the exchange plus one year and the expiration date has been extended one year from the original expiration date.

RESTRICTED STOCK AWARDS: In 1991, the Company adopted the 1991 Equity Incentive Plan which contains provisions for stock options, as described above, and restricted stock awards. All stock awards are granted subject to restrictions as to continuous employment, except in the case of death, permanent disability or retirement. Prior to September 1993, one half of the shares vest at the end of two years from the date of the grant and the remaining one half at the end of the third year. The cost of the awards, determined as the fair market value of the shares on the date of grant, is charged to expense ratably over the vesting period. The Company issued 229,000 shares and their vesting was accelerated in 1993.

STOCK PURCHASE PLAN: Under an Employee Stock Purchase Plan, eligible employees may invest up to 10% of their base compensation in shares of the Company's Common Stock. The purchase price of the shares is 85% of the fair market value of the stock on the offering commencement date or the offering termination date (typically six months after commencement date), whichever is lower. Under the plan, 164,000 shares were issued in 1991. At December 28, 1991, January 2,
1993 and January 1, 1994, no shares were available for future issuance.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - ------------------------------------------------------

INCOME TAXES
The components of loss before income taxes consist of the following (in thousands):
- - - ---------------------------------------------------------------------------------------------------
                                                                         1993      1992      1991
- - - ---------------------------------------------------------------------------------------------------
Domestic............................................................. $(37,089) $(3,608)  $(36,537)
Foreign..............................................................   (6,737)  (4,112)    (2,469)
- - - ---------------------------------------------------------------------------------------------------
                                                                      $(43,826) $(7,720)  $(39,006)
                                                                      ============================

The provision (benefit) for income taxes consists of the following (in thousands):

- - - ---------------------------------------------------------------------------------------------------
                                                     1993                1992                1991
- - - ---------------------------------------------------------------------------------------------------
                                        Current   Deferred  Current   Deferred  Current   Deferred
- - - ---------------------------------------------------------------------------------------------------
Federal..............................    $ --       $ --      $ --     $  --      $ --        $  --
Foreign..............................     (98)        --        63      (447)      356         (374)
State................................      69         --        70        --        93         --
- - - ---------------------------------------------------------------------------------------------------
                                         $(29)      $ --      $133     $(447)     $449        $(374)
                                         ==========================================================

The deferred tax benefit recorded in 1992 and 1991 totaling $447,000 and $374,000, respectively, relates principally to reductions in deferred taxes due to operating losses and differences in depreciation for book and tax reporting.

A reconciliation of tax on income (loss) at the Federal statutory rate to the recorded income tax provision (benefit) is presented below (in thousands):
- - - ------------------------------------------------------------------------------------------------------------
                                                                                 1993        1992      1991
- - - ------------------------------------------------------------------------------------------------------------
Tax (benefit) at statutory rate............................................  $(14,901)   $(2,625)  $(13,262)
State income taxes less related federal income tax benefit.................        69         70         93
Effect of losses for which no tax carryback is available...................    14,774      1,923     13,131
Foreign earnings taxed at different rates, including withholding taxes.....        --         63       (194)
Goodwill amortization......................................................        --        184        184
Other nondeductible items..................................................        29         71        123
- - - ------------------------------------------------------------------------------------------------------------
Recorded income tax provision (benefit)....................................  $    (29)   $  (314)  $     75

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - ------------------------------------------------------

INCOME TAXES (CONTINUED)
Effective January 3, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." This standard determines deferred taxes based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the currently enacted tax laws. Prior to the implementation of this statement, the Company accounted for income taxes under SFAS No. 96. The adoption of SFAS No. 109 had no material impact on the results of operations.

The temporary differences and carryforwards which gave rise to the significant deferred tax assets and liabilities as of January 1, 1994 and January 3, 1993, as adjusted for the adoption of SFAS No. 109, were as follows (in thousands):

Deferred Tax Assets:

- - - -----------------------------------------------------------------------------------------------------------------
                                                                              January 1, 1994     January 3, 1993
- - - -----------------------------------------------------------------------------------------------------------------
Domestic net operating losses not yet benefited....................................   $52,745            $ 48,280
Research and development tax credits...............................................     9,700               9,700
Foreign net operating losses not yet benefited.....................................       514               4,032
Inventory valuation reserves.......................................................     4,364               3,823
Retirement benefit accruals........................................................     4,026               3,372
Restructuring reserves, including lease costs of unused facilities ................    10,551               1,841
Other reserves.....................................................................     1,343               1,740
- - - -----------------------------------------------------------------------------------------------------------------
     Total deferred tax assets.....................................................    83,243              72,788
Valuation allowance................................................................   (80,995)            (68,692)
- - - -----------------------------------------------------------------------------------------------------------------
Net deferred tax assets............................................................  $  2,248            $  4,096
                                                                                     ============================

Deferred Tax Liabilities:
- - - -----------------------------------------------------------------------------------------------------------------
Depreciation.......................................................................  $ (2,248)           $ (2,584)
Other..............................................................................        --              (1,512)
- - - -----------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities.....................................................    (2,248)             (4,096)
- - - -----------------------------------------------------------------------------------------------------------------
Net deferred taxes recorded........................................................  $     --            $     --
                                                                                     ============================



GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
- - - ------------------------------------------------------




INCOME TAXES (CONTINUED)
The valuation allowance relates to uncertainty surrounding the realization of the deferred tax assets, principally tax loss carryforwards.

It has been the practice and it is the intention of the Company to reinvest unremitted earnings of foreign subsidiaries in the business outside the United States. Accordingly, the Company does not provide for federal income taxes which would result from the remittance of such earnings.

At January 1, 1994, the Company had, for tax purposes, domestic unused net operating loss carryforwards of $155,000,000 which are available to offset future taxable income and begin expiring in 2000. The Tax Reform Act of 1986 contains provisions that limit the net operating loss carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interests. For tax purposes, the Company has investment and research credit carryforwards, which begin expiring in 1996, of $9,700,000.

At January 1, 1994, one of the Company's European subsidiaries had a tax loss carryforward of $1.5 million. Of that amount, $.4 million will expire commencing in 1996, with the remainder able to be carried forward indefinitely.

Net taxes paid (refunded) were $(199,000) in 1993, $133,000 in 1992 and $238,000 in 1991.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - ------------------------------------------------------

RETIREMENT BENEFITS
Pension Plan: The Company has a noncontributory defined benefit pension plan covering substantially all domestic employees. The benefits are based on years of service, age and the average of the employee's highest five consecutive years of compensation during the last ten years of employment. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

Net pension cost included the following components (in thousands):
- - - ---------------------------------------------------------------------------------------------------------------------------
                                                                                                   1993      1992      1991
- - - ---------------------------------------------------------------------------------------------------------------------------


Service cost (benefits earned during the period)............................................     $  723  $   687  $    853
Interest cost on projected benefit obligation...............................................      2,615    2,506     2,493
Actual return on plan assets................................................................     (3,841)  (1,949)   (4,962)
Net amortization and deferral...............................................................        772   (1,313)    1,962
- - - ---------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost...................................................................     $  269  $   (69) $    346
                                                                                                 ==========================

In addition, the Company recorded curtailment gains of $778,000 in 1993 and $800,000 in 1992 associated with work force reductions.

The plan's funded status and amounts recognized in the Company's consolidated financial statements are as follows (in thousands):

- - - ---------------------------------------------------------------------------------------------------------------------------
                                                                                                        1993           1992
- - - ---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated plan benefits,
including vested benefits of $31,981 and $27,214...............................................     $(32,080)      $(27,277)
                                                                                                    =======================

Actuarial present value of projected benefit obligation for service rendered to date ..........     $(37,172)      $(31,863)
Plan assets at fair value, primarily listed stocks and U.S. bonds..............................       32,954         31,231
- - - ---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets .........................................       (4,218)          (632)
Unrecognized net asset at transition...........................................................       (4,512)        (4,922)
Unrecognized prior service cost................................................................          523            615
Unrecognized net actuarial gain (loss).........................................................          674         (3,103)
- - - ---------------------------------------------------------------------------------------------------------------------------
Accrued U.S. pension cost......................................................................     $ (7,533)      $ (8,042)
                                                                                                    =======================

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5%, respectively, at December 31, 1993 and 8.5% and 5%, respectively, at December 31, 1992. The expected long-term rate of return on plan assets was 9% in 1993, 1992 and 1991.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - -----------------------------------------------------


Retirement Benefits (continued)

No contribution were required for 1993 or 1992.

The Company has a defined benefit pension plan and two defined contribution plans outside the U.S. for three of its subsidiaries.

For the non-U.S. defined benefit pension plan, the net pension cost included the following components (in thousands):

- - - -----------------------------------------------------------------------------------------------------------------------------
                                                                                                    1993       1992      1991
- - - -----------------------------------------------------------------------------------------------------------------------------
Service cost (benefits earned during the period)...............................................      $127      $204      $231
Interest cost on projected benefit obligation..................................................       211       228       198
Net amortization and deferral..................................................................       (56)      (38)      (26)
- - - -----------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost......................................................................      $282      $394      $403
                                                                                                     ========================

The plan's unfunded status and amounts recognized in the Company's financial statements are as follows (in thousands):

- - - -----------------------------------------------------------------------------------------------------------------------------
                                                                                                             1993      1992
- - - -----------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated plan benefits, including vested benefits of $2,055 and $1,669....    $(2,123)  $(1,786)
                                                                                                            =================
Actuarial present value of projected benefit obligation for service rendered to date ...................    $(2,667)  $(2,560)
Unrecognized net obligation at transition...............................................................        (96)     (111)
Unrecognized net actuarial gain.........................................................................     (1,055)   (1,138)
- - - -----------------------------------------------------------------------------------------------------------------------------
Accrued pension.........................................................................................    $(3,818)  $(3,809)
                                                                                                            =================



The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7 1/2% and 4%, respectively, at December 31, 1993 and 8% and 5%, respectively, at December 31, 1992.

For the non-U.S. defined contribution pension plans, the Company's contribution to the plans was $674,000 in 1993, $559,000 in 1992 and $784,000 in 1991. These
plans are consistent with local practices and contributions are based on compensation levels and age.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS: Effective January 3, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 (SFAS #106), "Employer's Accounting for Postretirement Benefits Other Than Pensions," for its postretirement benefit plan. The Company provides certain health care and life insurance benefits for retired United States employees. Employees become eligible for these benefits when they reach retirement age while working for the Company. Prior to the adoption of this statement, the cost was recognized as claims were paid.

The Company's postretirement benefit plans have been modified and include a limit on the cost of the Company's contribution for all retirees and increased contributions for future retirees. The plan is not funded.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - ------------------------------------------------------

RETIREMENT BENEFITS (CONTINUED)

The following table sets forth the plan's projected funded status at December 31, 1993.

The accumulated postretirement benefit obligation (in thousands):

- - - --------------------------------------------------------------------------------
Retired employees................................................       $(10,316)
Active employees.................................................         (1,769)
- - - --------------------------------------------------------------------------------
Total............................................................        (12,085)
Plan assets at fair value........................................             --
- - - --------------------------------------------------------------------------------
Unfunded accumulated benefit obligation in excess of plan assets.        (12,085)
Unrecognized net gain............................................           (614)
Unrecognized prior service cost..................................             --
Unrecognized transition obligation...............................         11,065
- - - --------------------------------------------------------------------------------
Accrued postretirement benefit cost..............................        $(1,634)
                                                                        ========

The Company will recognize the actuarial present value of the accumulated postretirement benefit obligation at transition on the delayed recognition method over a period of 20 years.

Net periodic postretirement benefit cost for fiscal 1993 includes the following components:

- - - --------------------------------------------------------------------------------
Service cost.....................................................         $  104
Interest cost....................................................          1,065
Amortization of transition obligation............................            654
- - - --------------------------------------------------------------------------------
Net periodic postretirement benefit cost.........................          1,823
Curtailment loss.................................................          1,100
- - - --------------------------------------------------------------------------------
                                                                          $2,923
                                                                          ======

Included in the 1993 expense of $2,923,000 is a curtailment loss as a result of terminations related to the 1993 work force reduction.

Postretirement benefit expense was $1,290,000 in 1992 and $1,111,000 in 1991. For measurement purposes, a 15% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 1993. The Company's annual per capita cost commitment for retiree medical care is capped at 1995 levels. As a result, the health care cost trend rate assumption does not have a significant effect on the amounts reported.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1993 and 8.5% at December 31, 1992.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - ------------------------------------------------------

Leases

The Company leases certain manufacturing facilities, sales and service offices and equipment under operating leases. Total rental expense for these leases amounted to $6,036,000 in 1993, $5,768,000 in 1992 and $6,569,000 in 1991.

The future minimum rental commitments as of January 1, 1994 for noncancellable operating leases are as follows (in thousands):

- - - -------------------------------------------------------------------
                       Real Estate         Equipment         Total
- - - -------------------------------------------------------------------
1994 ...............    $ 5,565             $1,108          $ 6,673
1995 ...............      4,876                356            5,232
1996 ...............      3,929                175            4,104
1997 ...............      3,606                 37            3,643
1998 ...............      1,720                 14            1,734
Thereafter..........     13,065                 --           13,065
- - - -------------------------------------------------------------------
                        $32,761             $1,690          $34,451
                        ===========================================

At January 1, 1994 the Company has reserved $18,965,000 for future lease commitments relating to idle facilities which are included in the above chart.

CONTINGENCIES
The Company is subject to legal proceedings and claims arising out of its business which cover a wide range of matters, including contracts, environmental issues, product liability, patent and trademark matters.

The Company is a named defendant in a patent infringement litigation matter with a competitor. Management, after review and consultation with legal counsel, has recorded in 1993 reserves to cover its best estimate of the outcome of settlement negotiations currently in process.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- - - ------------------------------------------------------

FINANCIAL INFORMATION BY GEOGRAPHIC AREA

The Company is a worldwide supplier of integrated software systems and automatic test equipment, to manufacturers and users of electronic and mechanical equipment, for product testing, and process quality management. Business is conducted in two major geographic areas, North America and Europe, with most of its manufacturing activities conducted domestically.

Sales and service activities outside the United States are conducted primarily through subsidiaries and, to a lesser extent, through foreign agents or representatives. Transfer prices to foreign subsidiaries, combined with supplemental commission arrangements, are intended to produce profit margins commensurate with the sales and service effort associated with the products sold.

Certain information on a geographic basis follows (in thousands):
- - - ---------------------------------------------------------------------------------------------------------------------
1993                                                      North America      Europe       Eliminations   Consolidated
- - - ---------------------------------------------------------------------------------------------------------------------
Net revenues-unaffiliated customers.....................     $ 82,790       $75,914         $     --         $158,704
Transfer between geographic areas.......................       20,841            --          (20,841)              --
- - - ---------------------------------------------------------------------------------------------------------------------
                                                             $103,631       $75,914         $(20,841)        $158,704
                                                             ========================================================

Operating income (loss) before general corporate expenses    $(34,274)      $ 2,946         $    757         $(30,571)
General corporate expenses...............................                                                       8,972
                                                                                                             --------
Operating loss...........................................                                                    $(39,543)
                                                                                                             ========
Identifiable assets......................................    $ 44,098       $33,018         $     --         $ 77,116

- - - ---------------------------------------------------------------------------------------------------------------------
1992                                                      North America      Europe       Eliminations   Consolidated
- - - ---------------------------------------------------------------------------------------------------------------------
Net revenues-unaffiliated customers......................    $ 77,165       $65,444         $     --         $142,609
Transfer between geographic areas........................      19,473            --          (19,473)              --
- - - ---------------------------------------------------------------------------------------------------------------------
                                                             $ 96,638        $65,444        $(19,473)        $142,609
                                                             ========================================================

Operating income (loss) before general corporate expenses    $  5,832        $(1,613)       $    350         $  4,569
General corporate expenses...............................                                                       8,513
                                                                                                             --------
Operating loss...........................................                                                     (3,944)
                                                                                                             ========
Identifiable assets......................................    $ 59,489        $40,662        $     --         $100,151

- - - ---------------------------------------------------------------------------------------------------------------------
1991                                                      North America      Europe       Eliminations   Consolidated
- - - ---------------------------------------------------------------------------------------------------------------------
Net revenues-unaffiliated customers......................    $ 93,012        $63,379        $     --         $156,391
Transfer between geographic areas........................      19,277            --          (19,277)              --
- - - ---------------------------------------------------------------------------------------------------------------------
                                                             $112,289        $63,379        $(19,277)        $156,391
                                                             ========================================================

Operating income (loss) before general corporate expenses    $(24,226)       $(2,627)       $  2,294         $(24,559)
General corporate expenses...............................                                                       9,611
                                                                                                             --------
Operating loss...........................................                                                    $(34,170)
                                                                                                             ========
Identifiable assets......................................    $ 79,221        $37,803        $     --         $117,024

North America revenues include export sales of $12,699,000 in 1993, $17,650,000 in 1992 and $22,825,000 in 1991.

Sales to the United States government and related agencies amounted to 12% of consolidated revenues in 1993, 4% in 1992 and 8% in 1991. Sales to a non-government customer amounted to 16% of consolidated revenues in 1993, 7% in 1992 and 4% in 1991.


GENRAD, INC. AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION
- - - -----------------------------

QUARTERLY FINANCIAL INFORMATION
(In thousands, except per share amounts)
- - - -----------------------------------------------------------------------------------
                                   First     Second    Third     Fourth    Year
- - - -----------------------------------------------------------------------------------
YEAR ENDED JANUARY 1, 1994
Net sales and service revenues..... $42,749   $42,189  $35,837   $37,929   $158,704
Gross margin.......................  18,148    17,656   14,803    16,046     66,653

Net income (loss)..................   1,330      (793) (44,774)      440    (43,797)
Net income (loss) per share........     .07      (.04)   (2.46)      .02      (2.42)


YEAR ENDED JANUARY 2, 1993
Net sales and service revenues..... $30,762   $34,932  $32,727   $44,188   $142,609
Gross margin.......................  13,507    15,758   15,030    19,401     63,696

Net income (loss)..................  (3,179)   (1,838)  (2,503)      114     (7,406)
Net income (loss) per share........    (.18)     (.10)    (.14)      .01       (.42)


The third quarter of 1993 net loss includes $41,876,000, or $2.28 per share, for a worldwide restructuring program and other unusual charges. These charges included provisions for excess facilities, severance, discontinued products, equipment write-offs, consulting and miscellaneous other items.

COMMON STOCK
As of February 18, 1994 there were 4,217 stockholders of record, holding 18,725,000 shares.


DIVIDENDS
It is the policy of the Company to retain earnings to support the growth and expansion of the Company's business. Although the Company has paid dividends in the past, there are no plans to resume paying dividends. Payment of dividends in the industry in which the Company competes is not common and the payment of future dividends is restricted as set forth in financing agreements to which the Company is a party.

STOCK PRICE INFORMATION
- - - -----------------------------------------------------------
                             1993                1992
- - - -----------------------------------------------------------
                        High      Low       High      Low
- - - -----------------------------------------------------------
1st Quarter.........    6-1/8     3-3/4     3-3/4     1-3/4
2nd Quarter.........    5-1/4     2-5/8     3-3/8     1-3/4
3rd Quarter.........    4-1/4     2-3/4     2-5/8     1-1/2
4th Quarter.........    6-1/4     3         5-1/8     1-3/4

GENRAD, INC. AND SUBSIDIARIES
CORPORATE DATA
- - - -----------------------------


DIRECTORS

James F. Lyons
President and Chief Executive Officer


Edwin M. Martin, Jr.*
Partner
Piper & Marbury

Paul Penfield, Jr.
Head,
Department of Electrical
Engineering and Computer Science,
Massachusetts Institute of Technology

William G. Scheerer
Quality, Engineering,
Software & Technologies
Vice President,
AT&T Bell Laboratories

Wilson Wilde*
Chairman and
Chief Executive Officer,
The Hartford Steam Boiler Inspection
and Insurance Company

James H. Wright*
Attorney-at-Law

*Member of the Audit Committee
- - - -------------------------------------------------------------------------------
OFFICERS

Robert C. Aldworth
Vice President,
Chief Financial Officer and Secretary

John K. Bulman
Vice President,
Sales and Service

Sarah H. Lucas
Vice President,
Strategic Planning and Analysis

James F. Lyons
President and Chief Executive Officer

Walter A. Shephard
Treasurer
- - - -------------------------------------------------------------------------------
FELLOWS *

Malcolm C. Holtje

Henry P. Hall

*The GenRad Fellows Program was established in 1991 to honor senior technologists for their exceptional achievements in the field of design and test technology.
- - - -------------------------------------------------------------------------------
CORPORATE OFFICE

300 Baker Avenue
Concord, MA

MANUFACTURING CENTERS

Electronics Manufacturing Test
Concord, MA USA

Automotive Diagnostics
Bredbury, Stockport, Cheshire

SALES AND SERVICE OFFICES

Concord, MA
Arlington Heights, IL
Detroit, MI
Irvine, CA

Munich, Germany
Cheadle Hulme, Cheshire UK
Maidenhead, Berkshire UK
Milan, Italy
Paris, France
Zurich, Switzerland

Science Park, Singapore
Tokyo Electron Ltd. (Sales)
  Shinju-Ku, Tokyo
Tokyo Electron Ltd. (Service)
  Shinju-Ku, Tokyo

GENRAD, INC. AND SUBSIDIARIES
INVESTORS' REFERENCE GUIDE
- - - -----------------------------------

COMMON STOCK

The Company's Common Stock is listed and traded on the New York Stock Exchange (trading symbol "GEN").

INVESTOR RELATIONS

Inquiries from stockholders and the financial community are welcome by telephone, fax, or letter and should be directed to:

Robert C. Aldworth
Chief Financial Officer
GenRad, Inc.
300 Baker Avenue
Concord, MA 01742-2174
TEL (508) 369-4400
FAX (508) 369-5884


FORM 10-K

The GenRad, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 1994, filed with the Securities and Exchange Commission, will be sent to stockholders without charge upon written request to the Investor Relations office. The Company's Annual Report, filings with the Securities and Exchange Commission, interim reports and additional information about the Company, its products, and the markets it serves, can be obtained by request from the Investor Relations office.

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK

Bank of Boston is the Company's stock transfer agent and registrar and maintains the stockholder accounting records. The agent will respond to questions regarding change of ownership, lost stock certificates and consolidation of accounts. Please direct questions of this nature to Bank of Boston's Customer Service Department at (617) 575-2900.

A change of address should be reported promptly by sending a signed and dated letter to Bank of Boston. Stockholders should state the name in which the stock is registered, account number (if known) and/or social security number, and the new address. Please mail correspondence to:

Bank of Boston
Transfer Processing
Mail Stop: 45-01-05
P.O. Box 644
Boston, MA 02102-0644

AUDITORS

Arthur Andersen & Co.
One International Place
Fort Hill Square
Boston, MA 02110-2604

ANNUAL MEETING

The Annual Meeting of Stockholders will be held in Boston on Thursday, May 12, 1994, 11:00 a.m. at the Bank of Boston's auditorium, Street Floor, 100 Federal Street, Boston. All stockholders are cordially invited to attend.